Exhibit 1

PRESS RELEASE	June 13, 2005

FDA Clears Syneron VelaSmooth for Cellulite Treatment

Yokneam, Israel, and Toronto, Canada – June 13, 2005 – Syneron Medical Ltd. (Nasdaq: ELOS) today announces the US Food & Drug Administration (FDA) has granted 510(k) pre-marketing clearance to Syneron’s VelaSmooth medical device, powered by elôs, for the temporary reduction in the appearance of cellulite. The VelaSmooth also received clearance for the relief of minor muscle aches, pain and spasm and the temporary improvement of local blood circulation. The clearance of the VelaSmooth offers a new non-surgical, no downtime alternative for patients wishing to treat the appearance of cellulite.

“The VelaSmooth incorporates a combination of technologies enabling deeper heating and mechanical manipulation of cellulite in a non-invasive manner,” said Dr. Tina Alster, director of the Washington Institute of Dermatologic Laser Surgery and clinical professor of dermatology at Georgetown University. “In our clinical study of 20 women of various ages and skin types with moderate thigh and buttock cellulite, significant clinical improvement was observed in skin contour irregularities, and thigh circumferences were also reduced. Patients didn’t lose weight, but they looked as if they had. Our research has shown that it is no longer necessary to endure painful and lengthy recovery times or be exposed to general anesthesia that is typical of other procedures like liposuction in order to achieve improvement of cellulite.”

In addition to the 510(k) clearance, the FDA created a new product code for the VelaSmooth, confirming its unique position in the aesthetic device market. According to Dr. Amir Waldman, head of Clinical and Regulatory Affairs for Syneron, “The FDA’s designation of a new product category specifically for the VelaSmooth reaffirms how technically innovative this device is for the treatment of cellulite.”

Cellulite is a term used to describe the pitting, bulging and deformation of the skin usually affecting the thighs, buttocks, hips, breasts and the abdomen of women. More than 80 percent of women above the age of 18 have cellulite, regardless of their size, weight or physical fitness. Women are more likely to have cellulite than men as men’s fat cells reside deeper within the skin, while women’s are closer to the surface, causing the ripples associated with cellulite.

“It is important for potential patients to understand that the VelaSmooth has been cleared by the FDA as a medical device,” said Domenic Serafino, president of Syneron Medical Inc. “Many companies offer lotions and devices that have claimed to have effectively treated cellulite. We are proud to be the only company that has gone through the exercise of clinical studies with more than 500 patients to verify the efficacy of the treatment.”

The VelaSmooth system, like all of Syneron’s medical aesthetic devices, is powered by elôsTM (Electro-Optical Synergy). Elôs, the first and only combined energy technology, uses Bi-Polar Radio Frequency (RF) and Infrared Light energy along with the added feature of negative pressure tissue mobilization. The synergy of the three components makes VelaSmooth an effective treatment for those seeking a medical cellulite solution. Because it is a cleared medical device, the VelaSmooth is only sold to physicians for use by trained professionals under their medical direction.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elôsTM combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative elôs technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, Syneron Medical Ltd. has offices and distributors throughout the world including North American Headquarters in Canada and European Headquarters in Germany, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact:

Syneron North America	Media
Domenic Serafino, President	Schwartz Communications
North America	Lloyd Benson/Jane Sinclair
(905) 886-9235 ext. 247	(781) 684-0770
doms@syneron.com	syneron@schwartz-pr.com

Syneron, the Syneron logo, elôs, and VelaSmooth are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elôs (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.